Exhibit 99.2

GILAT SATELLITE NETWORKS LTD.
Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 4913020, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on May 2, 2024

This Proxy Statement is furnished to the holders of ordinary shares of Gilat Satellite Networks Ltd. (“Gilat”, “we”, “our” or the “Company”) in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva, Israel, on May 2, 2024, at 3 p.m. Israel time, and at any adjournment thereof, pursuant to the accompanying Notice of our 2024 Annual General Meeting of Shareholders (the “Meeting”).

This Proxy Statement and the enclosed Proxy Card are being mailed to our shareholders on or about April 6, 2024.

Purpose of the Annual General Meeting

At the Meeting, our shareholders will be asked to vote upon the following matters:

1.	to re-elect five members of the Board of Directors to serve until the Company’s next annual general meeting of shareholders and until their successors have been duly elected and qualified;

2.	to re-elect Mr. Amikam (Ami) Shafran to serve as an external director for an additional three-year term;

3.	subject to his election pursuant to Item No. 2, to approve a grant of options to Mr. Shafran, as described in the Proxy Statement;

4.	to approve an amendment to the terms of compensation of Mr. Adi Sfadia, the Company’s Chief Executive Officer, as described in the Proxy Statement; and

5.
to ratify and approve the reappointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2024, and for such additional period until the next annual general meeting of shareholders.

Voting at the Meeting

Only holders of record of our ordinary shares, nominal value NIS 0.20 per share, as of the close of business on April 4, 2024, are entitled to notice of and to vote at the Meeting. Shareholders can vote their ordinary shares at the Meeting in person or by proxy:

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Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee, or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee, as the case may be, authorizing you to do so.

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Voting by Proxy. You may submit your proxy by mail by completing, signing, and mailing the enclosed proxy card in the enclosed postage-paid envelope or, for shares held in street name, by following the voting instructions provided by your broker, bank, trustee, or nominee. The proxy must be received by our transfer agent or at our registered office in Israel by no later than 10 a.m. Israel time, on May 2, 2024, to be validly included in the tally of ordinary shares voted at the Meeting. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon or, if no direction is indicated, in accordance with the recommendations of our Board of Directors.

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Shares Traded on the Tel Aviv Stock Exchange (“TASE”). Shareholders who hold shares through members of the TASE may vote in person or vote through the enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certificate of incorporation, as the case may be, to the Company’s offices. Shareholders who hold shares through members of the TASE and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which must be certified by a recognized financial institution, as required by the Israeli Companies Regulations (Confirmation of Ownership of Shares for Voting at General Meeting), 5760-2000, as amended. Alternatively, shareholders who hold shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting (9:00 AM Israel). You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Solicitation of Proxies

We will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers, and employees, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person, or by other means. We may also engage a professional proxy solicitation firm, the costs of which will be borne by us. Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of our ordinary shares held of record by such persons, and we will reimburse such brokerage firms, nominees, fiduciaries, and other custodians for reasonable out‑of‑pocket expenses incurred by them in connection therewith.

Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a timely written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee, or nominee or, if you have obtained a legal proxy from your broker, bank, trustee, or nominee, giving you the right to vote your shares, by attending the Meeting and voting in person.

Any written instrument revoking a proxy should be received no later than 10 a.m., Israel time, on May 2, 2024 at our registered office in Israel, 21 Yegia Kapayim St., Kiryat Arye, Petah Tikva 4913020, Israel or by 5 p.m., EST, on May 1, 2024, by Gilat Satellite Networks Ltd., c/o Equiniti Trust Company LLC, One State Street, New York, NY 10004-1511.

Required Votes

Each of our ordinary shares is entitled to one vote on each matter to be voted on at the Meeting.

The approval of each of the proposals in Items No. 1 through 5 require the affirmative vote of a majority of the ordinary shares present, in person or by proxy, and voting on a such proposal (not taking into consideration abstentions). In addition, in order to approve each of Items No. 2, 3 and 4 the shareholders’ approval must either (i) include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders (within the meaning of the Israeli Companies Law, 5759-1999 (the “ICL”)) and who are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal, not taking into consideration abstentions, or (ii) be obtained such that the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against such proposal do not represent more than two percent of the outstanding ordinary shares.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal, but they will be counted to determine if a quorum is present. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Quorum

The presence, in person or by properly executed proxy, of two or more shareholders holding shares conferring at least 25% of the Company's voting power is necessary to constitute a quorum at the Meeting.  If within one-half of an hour from the time appointed for the Meeting, a quorum is not present, the Meeting will be adjourned to the same day in the next week, at the same time and place, or to a such later day and at such other time and place as the Chairman of the Meeting may determine with the consent of a majority of the voting power present at the meeting, in person or by proxy, and voting on the question of adjournment.

Shares Outstanding

As of April 4, 2024, the Record Date, the Company had 57,017,032 ordinary shares outstanding. Equiniti Trust Company, LLC is the transfer agent and registrar for our ordinary shares.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS HAS APPROVED ALL THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT AND RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” EACH OF THE NOMINEES FOR DIRECTOR NAMED IN THIS PROXY STATEMENT AND “FOR” EACH OF THE OTHER PROPOSALS SET FORTH IN THIS PROXY STATEMENT.

ITEM I. RE-ELECTION/ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Each of our directors, with the exception of our external directors, serves from the annual general meeting in which he or she was appointed until the next annual general meeting and until that director’s successor is appointed, unless his or her office is earlier vacated under any relevant provision of the Articles of Association of the Company or the law.

In accordance with Israeli law and practice, our Board of Directors is authorized to recommend to our shareholders director nominees for election. Accordingly, our Board has nominated the five directors named below for re-election to our Board of Directors. We are unaware of any reason why any of the nominees if elected, would be unable to serve as a director. Each of the nominees listed below has advised our Board of Directors that he or she intends to serve as a director if elected.

Our Board of Directors has nominated five of our current directors, Amiram Boehm, Aylon (Lony) Rafaeli, Dafna Sharir, Ronit Zalman Malach and Amir Ofek for re-election. If re-elected at the Meeting, Mr. Boehm shall continue to serve as Chairman of the Board of Directors following the Meeting.

The Company has two additional directors who serve as the Company’s “external directors” in accordance with the ICL, Mr. Elyezer Shkedy, and Mr. Amikam (Ami) Shafran, who is standing for re-election at the Meeting (as described in Item 2 below).

In accordance with the ICL, each of the nominees for election to our Board of Directors (as well as our external directors) has certified to us that he or she meets all the requirements of the ICL for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of the Company, taking into account the Company’s size and special needs.

During the past year, all of our directors attended more than 75% of the meetings of our Board of Directors and all of our directors attended more than 75% of the meetings of each of the Committees of the Board of Directors on which they serve.

Nominees for the Board of Directors of the Company

It is proposed that at the Meeting each of the following persons be elected to serve as a member of the Board of Directors of the Company until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

The following information concerning the nominees is based on the records of the Company and information furnished to it by the nominees:

Amiram Boehm (52) has served on our Board of Directors since December 2012 and as Chairman of the Board since March 2023. Since 2004 and until November 2022, Mr. Boehm had been a Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 2004. On February 2023, Mr. Boehm was appointed as Chairman of the Board of BrainsWay Ltd. (NASADQ and TASE). While he was a Partner in the FIMI Opportunity, Mr. Boehm served as the Chairman of the Board of Directors of DelekSon Ltd. and a director at, Hadera Paper Ltd. (TASE), Rekah Pharmaceuticals Ltd (TASE), KAMADA Ltd. (NASDAQ and TASE), TAT Technologies Ltd. (NASDAQ and TASE), PCB Technologies Ltd. (TASE), and Galam Ltd. Mr. Boehm previously served as the Managing Partner and Chief Executive Officer of FITE GP (2004), and as a director of Ormat Technologies Inc. (NYSE, TASE), Scope Metal Trading, Ltd. (TASE), Inter Industries, Ltd. (TASE), NOVOLOG (Pharm-Up 1966) Ltd. (TASE), Global Wire Ltd. (TASE), Telkoor Telecom Ltd. (TASE), Dimar Cutting Tools Ltd and Solbar Industries Ltd. (previously traded on the TASE). Prior to joining FIMI, from 1999 until 2004, Mr. Boehm served as Head of Research of Discount Capital Markets, the investment arm of Israel Discount Bank. Mr. Boehm holds a B.A. degree in Economics and a LL.B. degree from Tel Aviv University, Israel and a Joint M.B.A. degree from Northwestern University and Tel Aviv University, Israel.

Aylon (Lony) Rafaeli (70) has served on our Board of Directors since May 2016. Mr. Rafaeli is a strategy and business development manager and consultant. From 2007 through 2012, Mr. Rafaeli was Director of Business Development at MST, a concentrated photo voltaic company. Prior to joining MST, Mr. Rafaeli was Managing Partner at E. Barak Associates, a strategic consulting company. Mr. Rafaeli is a member of the board of directors of the TALI Education Fund. Mr. Rafaeli also served in the past as a director of Lenox Investment and Azimuth Technologies. Mr. Rafaeli holds an Executive M.B.A. degree in Strategic Management from The Hebrew University of Jerusalem, Israel.

Dafna Sharir (55) has served on our Board of Directors since May 2016. Ms. Sharir is an independent consultant in mergers and acquisitions and business development. Ms. Sharir serves as a director of Ormat Technologies Inc. (NYSE, TASE) since 2018. Ms. Sharir served as Senior Vice President Investments of Ampal Corp. between 2002 and 2005. Before that she served as Director of Mergers and Acquisitions at Amdocs (until 2002). Between 1994 and 1996, Ms. Sharir worked as a tax attorney with Cravath, Swaine & Moore in New York. Ms. Sharir is a director of Ormat Technologies Inc., Minute Media Inc. and Cognyet Software Ltd. and served in the past as a director of Frutarom Industries Ltd. Ms. Sharir holds a B.A. degree in Economics and a LL. B degree, both from Tel Aviv University, Israel, LL.M. degree in Tax Law from New York University, and M.B.A. degree from INSEAD.

Ronit Zalman Malach (57) has served on our Board of Directors since September 2022. Ms. Malach has more than 20 years of professional experience in finance. Ms. Malach serves from August 2022 as the CFO of Isracard Ltd. (TASE), and from 2019 to 2022 served as a CFO of Mekorot National Water Company Ltd., Between 2017 and 2019, Ms. Malach served as CFO and CRO at IMI Systems Ltd. Ms. Malach served as a director of Clalit Health Care, from 2019 until August 2022. Ms. Malach served as an external director of G. Willi-Food Investments Ltd. (NASDAQ) between 2016 and 2019 and served as an external director of Meitav Dash Pension and Provident Ltd. (TASE), between 2017 and 2019. Between 2005 and 2016, Ms. Malach served in various financial management positions in Clal Insurance Group (TASE), including acting as deputy CEO and CFO. Ms. Malach holds a B.A. degree in Economics and Accounting from Tel Aviv University, Israel and a M.B.A. degree in Finance from Bar Ilan University, Israel.

Amir Ofek (48) has served on our Board of Directors since June 2023. Mr. Ofek has more than 20 years of professional experience in management and board positions in technology-based companies. Since 2021, Mr. Ofek serves as CEO of AxoniusX an Axonius’ company. Prior to joining Axonius, between the years 2019 – 2021, Mr. Ofek was the CEO of Alcide IO Ltd. (acquired by Rapid7 Inc. – NASDAQ: RPD), and of CyberInt Ltd. between the years 2016 – 2019. Before, Mr. Ofek held various leadership positions at Amdocs Ltd. (NASDAQ: DOX) and Elbit Systems Ltd. (NASDAQ and TASE: ESLT). Mr. Ofek also served as a member of the Company’s Board of Directors from 2014 to 2019. Mr. Ofek was a Captain in the IDF 8200 Unit and holds a BSc. (Cum Laude) in IT Engineering from the Technion and an MBA from INSEAD.

For additional information about the members of our Board of Directors, please see our Board Diversity disclosure included in Item 6A of our Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 20, 2024, in compliance with Nasdaq’s Board Diversity Rule.

Each of the director nominees has certified to the Company that he or she complies with all requirements under the ICL for serving as a director.

If re-elected, the terms of office of Mr. Amiram Boehm (the Company’s Chairman of the Board of Directors), Mr. Rafaeli, Ms. Sharir, Ms. Zalman Malach and Mr. Amir Ofek will remain unchanged, including their entitlement to their indemnification and D&O insurance coverage in accordance with the Company's Compensation Policy for Executive Officers and Directors (the “Compensation Policy”).

It is therefore proposed that at the Meeting the following resolutions be adopted:

(Item 1(a)) RESOLVED, to re-elect Mr. Amiram Boehm as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified;

(Item 1(b)) FURTHER RESOLVED, to re-elect Mr. Aylon (Lony) Rafaeli as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified;

(Item 1(c)) FURTHER RESOLVED, to re-elect Ms. Dafna Sharir as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until her successor has been duly elected and qualified;

(Item 1(d)) FURTHER RESOLVED, to re-elect Ms. Ronit Zalman Malach as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until her successor has been duly elected and qualified; and

(Item 1(e)) FURTHER RESOLVED, to re-elect Mr. Amir Ofek as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified.

              The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the election of each of the director nominees named above.

   The Board of Directors recommends a vote FOR the election of each nominee for Director named above.

ITEM II. RE-ELECT ONE (1) EXTERNAL DIRECTOR FOR A THREE (3) YEAR TERM
(Item 2 on the Proxy Card)

In accordance with the ICL and the relevant regulations, we are required to have at least two external directors who meet the statutory requirements of independence. Under the ICL, an external director serves for a term of three years, which may be extended for additional three-year terms. Further, an external director can be removed from office only under very limited circumstances.  In addition, under the ICL, all external directors must serve on our Audit Committee and Compensation Committee (including one external director serving as the chair of our Audit Committee and our Compensation Committee), and at least one external director must serve on each committee of our Board of Directors.

The current term of office of Mr. Shafran, expires in May 2024, and the shareholders are being asked to re-elect Mr. Shafran as an external director for an additional three-year term. The term of office of our other external director, Mr. Shkedy, will expire in June 2026, and he is not required to stand for re-election at the Meeting. Biographical information concerning Mr. Shafran and Mr. Shkedy (who is not standing for re-election at the Meeting) is set forth below.

Mr. Amiram Shafran (69) has served on our Board of Directors since January 2021. Mr. Shafran has served since 2018 as a venture partner at Moneta Capital, an Israeli venture capital fund focused in the Fintech and Insuretech domains. Since 2020, Mr. Shafran has served as director at Gencell (TASE). Since 2013, Mr. Shafran has served as the head of the Cyber Innovation Center at Ariel University and since 2021 as Chairman of the Executive Committee of the University. Mr. Shafran served as Chairman of the Board at Native Alpha Cybertech Management Ltd. during 2021. From 2006 through 2011, Mr. Shafran served as Commander of the information, communications and cyber command (C4I of the Israel Defense Forces). In 2002, Mr. Shafran served as head of the research and development unit of the Israeli Ministry of Defense, (MAFAT); as chief of staff of the Ministry of Defense and the Research and Development Attaché at the Israeli Embassy in Washington DC. Mr. Shafran had also served as director of Rafael Advance Defense Systems Ltd for three years and as a director at ISI - ImageSat International N.V. Since 2017, Mr. Shafran serves as a director of Paz Group (TASE), as a non-executive chair of Elsight (Australian Stock Exchange or ASX), and as head of the advisory board at Security Matters (ASX/Nasdaq). Mr. Shafran serves as Chairman of the Board of Pazkar Ltd. and Paz Lub Ltd., as a member of the board of directors of Waterfall Security Solutions, and as President of Enigmatos Ltd., an automotive cyber security company and other non-public companies. Mr. Shafran holds a B.Sc. degree in Electrical Engineering from the Ben Gurion University in Israel and a M.B.A. degree from the Tel Aviv University.

Mr. Elyezer Shkedy (66) has served on our Board of Directors since June 2017. Mr. Shkedy is a business development manager and consultant. From January 2010 to March 2014, Mr. Shkedy was the Chief Executive Officer of El-Al Israel Airlines. Prior to joining El-Al, Mr. Shkedy served as Commander of the Israeli Air Force, from April 2004 until May 2008, after a lengthy career as a fighter pilot and moving up through several command positions in the Israeli Air Force. Mr. Shkedy serves as member of managing boards at several other non-profit companies and organizations. Previously, in 2018- 2019, Mr. Shkedy served as board member in Paz Oil Company, Ltd. (TASE), and between 2015 – 2020 served as chairman of the board (pro bono) at Osim Shinui Shamaym Vearetz Ltd., a company for a public cause. Mr. Shkedy holds an M.A. degree (with distinction) in Systems Management from NPS, the Naval Postgraduate School in Monterey, California, U.S. and a B.Sc. degree in Mathematics and Computer Science (with distinction) from Ben Gurion University in Israel.

Our board of directors recommends that Mr. Shafran be re-elected as an external director at the Meeting for an additional three-year term and has found that Mr. Shafran has all the necessary qualifications required under the ICL to be considered an “external director” in accordance with the ICL and an “independent director” pursuant to the rules of NASDAQ.

We are proposing to adopt the following resolution:

(Item 2) RESOLVED, that the re-election of Mr. Shafran to the Board of Directors of the Company to serve as an external director for an additional three-year term be, and it hereby is, approved.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to re-elect Mr. Shafran as an external director. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the election of the external director (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares.  Under the ICL, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company other than Gilat that is affiliated with you has a personal interest in the adoption of the proposal. Such a company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares or from a matter that is not related to a relationship with a controlling shareholder.

In accordance with the Israeli Companies Regulations (Reliefs for Companies with Securities Listed on Foreign Stock Exchanges), 5760-2000 (the “Relief Regulations”), a shareholder submitting a vote for this Item II is deemed to confirm to the Company that such shareholder does not have a personal interest in the election of the external director (excluding a personal interest that is not related to a relationship with a controlling shareholder) and is not a controlling shareholder, unless such shareholder had delivered the Company a notice in writing stating otherwise, no later than 10 a.m., Israel time, on May 1, 2024, to the attention of the Company’s Corporate Secretary, at our registered office in Israel, 21 Yegia Kapayim St., Kiryat Arye, Petah Tikva 4913020, Israel.

The Board of Directors recommends a vote FOR the re-election of Mr. Shafran as an external director for an additional three-year term.

ITEM III. SUBJECT TO HIS ELECTION PURSUANT TO ITEMS  2, TO APPROVE A GRANT
OF OPTIONS TO MR. SHAFRAN
(Item 3 on the Proxy Card)

Under the ICL, any arrangement between the Company and a director relating to his or her compensation as a director or other position with the Company must be in compliance with the Company's Compensation Policy for Executive Officers and Directors and requires approval of the Compensation Committee, the Board of Directors and the Company’s shareholders, in that order.

It is proposed to grant options to purchase ordinary shares of the Company to Mr. Shafran.

In addition to the cash compensation paid to our directors, Mr. Shafran was granted options to purchase 50,000 of our ordinary shares upon his initial appointment as director of the Company in 2021. The vesting period of such grants was set for three years.

Our Compensation Committee and Board of Directors approved and recommended granting its non-executive directors, including the Company’s external directors, upon their first appointment or appointment renewal (provided that there were no previously granted options at the grant date that remained unvested), options in the amount and under the conditions set and approved by the Compensation Committee, Bboard of Directors, and reaffirmed by the Company’s shareholders.

Our Compensation Committee and Board of Directors approved and recommended that our shareholders approve the grant of options to purchase 50,000 of our ordinary shares to Mr. Shafran upon his re-election as an external director.

Pursuant to the terms of our 2008 Stock Options Plan, the exercise price of the options to be granted to Mr. Shafran will be 5% over the closing price of the Company’s ordinary shares on the NASDAQ Global Select Market on the grant date, which is the date of the Meeting (May 2, 2024).

Similar to previous grants of options to other Company directors, the options will vest and become exercisable quarterly over a three-year period so long as the director continues to serve as a director and will be exercisable for 12 months following cessation or termination of his service (other than for cause).

It is therefore proposed that at the Meeting the following resolution be adopted:

(Item 3) RESOLVED, subject to his re-election under Item 2, to approve a grant of 50,000 options to Mr. Amikam (Ami) Shafran, exercisable into ordinary shares of the Company as described in the Proxy Statement, upon his re-election as set forth in this Proxy Statement.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to grant options to Mr. Shafran.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to grant options to Mr. Shafran. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the grant of the options to the external director (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares.

In accordance with the Relief Regulations, a shareholder submitting a vote for this Item III is deemed to confirm to the Company that such shareholder does not have a personal interest in the grant of options to Mr. Shafran (excluding a personal interest that is not related to a relationship with a controlling shareholder) and is not a controlling shareholder, unless such shareholder had delivered the Company a notice in writing stating otherwise, no later than 10 a.m., Israel time, on May 1, 2024, to the attention of the Company’s Corporate Secretary, at our registered office in Israel, 21 Yegia Kapayim St., Kiryat Arye, Petah Tikva 4913020, Israel.

The Board of Directors recommends a vote FOR the grant of options to Mr. Shafran, the nominee for re-election as an external director.

ITEM IV. TO APPROVE THE AMENDMENT TO THE TERMS OF COMPENSATION OF
MR. ADI SFADIA, THE COMPANY’S CHIEF EXECUTIVE OFFICER
(Item 4 on the Proxy Card)

Pursuant to the ICL, any arrangement between the Company and its Chief Executive Officer relating to his or her compensation must generally be in compliance with the Company’s Compensation Policy for Executive Officers and Directors and requires approval of the Compensation Committee, the Board of Directors and the Company’s Shareholders, in that order.

The Compensation Committee and the Board of Directors have approved and recommended that the Company’s shareholders approve the amended terms of compensation of Mr. Sfadia, for his services as the Company’s Chief Executive Officer, as set forth below and in Annex A (the “CEO Bonus Plan”).Mr. Adi Sfadia has served as our Chief Executive Officer since November 2020, after serving as our interim Chief Executive Officer from July 2020.

Mr. Sfadia’s monthly salary shall be in the amount of NIS 125,000 (approximately US$33,750), effective as of April 1, 2024 (the “Base Salary”). Mr. Sfadia shall also be entitled to fringe benefits’ including social benefits, annual vacation and reimbursement of expenses (collectively with the Base Salary, the “Base Compensation”), and an education fund payment (employee and employer) with respect to 50% of his full Base Salary.

In addition, in 2024, 2025 and 2026, Mr. Sfadia will be eligible to receive an annual cash bonus of up to six (6) months of his Base Salary and an over-achievement cash bonus of up to four (4) months of his Base Salary.

The terms of employment and compensation set forth in this Item 4 comply with our Compensation Policy for Executive Officers and Directors.

It is therefore proposed that at the Meeting the following resolutions be adopted:

(Item 4(a)) – RESOLVED, to approve the Base Compensation and the education fund payment to Mr. Adi Sfadia as Chief Executive Officer of the Company as described in Item 4 of the Proxy Statement.

(Item 4(b)) – RESOLVED, to approve the CEO Bonus Plan for the years 2024, 2025 and 2026 as described in Item 4 of the Proxy Statement and in Annex A.

The approval of each of the resolutions in this Item 4 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the shares of shareholders who are not controlling shareholders and do not have a personal interest in the resolution are voted in favor of the proposed resolution; or (ii) the total number of shares of shareholders who are not controlling shareholders and do not have a personal interest in the resolution and are voted against the proposed resolution does not exceed two percent of the outstanding voting power in the Company.

In accordance with the Relief Regulations, a shareholder submitting a vote for this Item IV is deemed to confirm to the Company that such shareholder does not have a personal interest in the approval of the compensation of the Chief Executive Officer and is not a controlling shareholder, unless such shareholder had delivered the Company a notice in writing stating otherwise, no later than 10 a.m., Israel time, on May 1, 2024, to the attention of the Company’s Corporate Secretary, at our registered office in Israel, 21 Yegia Kapayim St., Kiryat Arye, Petah Tikva 4913020, Israel.

The Board of Directors recommends a vote FOR the approval of the terms of compensation of the Chief Executive Officer.

ITEM V.  RATIFICATION AND APPROVAL OF REAPPOINTMENT AND COMPENSATION
OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
(Item 5 on the Proxy Card)

Kost Forer Gabbay & Kasierer, our independent registered public accountants, and a Member of Ernst & Young Global, have been our independent registered public accountants since 2000. It is proposed that at the Meeting, the Company’s shareholders will ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the fiscal year ending December 31, 2024, and for such additional period until the next annual general meeting of shareholders. In light of the familiarity of Kost Forer Gabbay & Kasierer with our operations and their reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

The following table sets forth the fees we paid to Kost Forer Gabbay & Kasierer with respect to fiscal year 2023:

Services Rendered	Fees (in thousands)	Percentage
Audit fees (1)	$770	83%
Tax fees (2)	$42	5%
Other (3)	$115	12%
Total	$927	100%

(1)
Audit fees include fees associated with the annual audit, services provided in connection with the audit of our internal control over financial reporting and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax fees are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions.

(3)	Other fees are fees for professional services other than audit or tax related fees.

In accordance with the Company’s procedures, our Audit Committee has approved all audit and non-audit services provided by Kost Forer Gabbay & Kasierer to the Company and to its subsidiaries during 2023.

It is therefore proposed that at the Meeting the following resolution be adopted:

(Item 5) RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent public accountants for the fiscal year ending December 31, 2024 and for such additional period until the next annual general meeting of shareholders, be, and it hereby is, ratified, and the Board of Directors (or, the Audit Committee, if authorized by the Board of Directors (subject to the ratification of the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the ratification and approval of reappointment and compensation of independent registered public accountants.

CONSIDERATION OF THE AUDITOR’S REPORT AND THE CONSOLIDATED
FINANCIAL STATEMENTS

At the Meeting, our consolidated financial statements for the year ended December 31, 2023 and the Auditor’s Report in respect thereto will be presented and considered. This item will not involve a vote of the shareholders.

Our 2023 Consolidated Financial Statements are published as part of our Annual Report on Form 20-F for the year ended December 31, 2023, and can be viewed on our website at www.gilat.com and on the SEC website at www.sec.gov. A shareholder interested in receiving a copy free of charge may contact the Company’s Chief Financial Officer for such purpose. None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

ADDITIONAL INFORMATION

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares, as of April 2, 2024, by:

•	each person who we believe beneficially owns 5% or more of our outstanding ordinary shares, and

•	all of our directors and executive officers as a group.

Beneficial ownership of shares is determined under rules of the U.S. Securities and Exchange Commission (the “SEC”) and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person is based on the number of ordinary Shares outstanding as of April 2, 2024 and includes the number of ordinary shares underlying options that are exercisable within sixty (60) days from the date of April 2, 2024. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The information in the table below is based on 57,017,032 ordinary shares outstanding as of April 2, 2024. Each of our outstanding ordinary shares has identical rights in all respects. The information in the table below with respect to the beneficial ownership of shareholders is based on the public filings of such shareholders with the SEC through April 2, 2024 and information provided to us by such shareholders.

Name	Number of Shares	Percent
Phoenix Holdings Ltd. (1)	12,073,665	21.176%
Meitav Dash Investments Ltd. (2)	4,452,943	7.81%
All directors and executive officers as a group (16 persons) (3)	1,018,567	0.17%
____________________________________________________

(1)
Based on Schedule 13D filed on February 13, 2024 with the SEC by Phoenix Holdings Ltd. and information provided to us by Phoenix Holdings as of April 2, 2024. The ordinary shares reported are beneficially owned by various direct or indirect, majority or wholly owned subsidiaries of Benelus Lux S.a.r.l and/or Phoenix Holdings Ltd. and/or Excellence Investments Ltd. The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. CP III Cayman GP Ltd., Matthew Botein and Lewis (Lee) Sachs are the controlling shareholders of Benelus Lux S.a.r.l. The principal office of Phoenix Holdings Ltd. is 53 Derech Hashalom Drive, Ramat Gan 5345433.

(2)
Based on Schedule 13G filed on January 9, 2024 with the SEC by Meitav Dash Investments Ltd. (“Meitav Dash”) and information provided to us by Meitav Dash as of April 2, 2024. The ordinary shares reported are beneficially owned by various direct or indirect, majority or wholly owned subsidiaries of Meitav Dash (the "Subsidiaries").  Some of the securities reported in the filing are held by third-party client accounts managed by a subsidiary of Meitav Dash as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions, and has no voting power in the securities held in such client accounts. The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The principal office of Meitav Dash is 30 Derekh Sheshet Ha-Yamim, Bene-Beraq, Israel.

(3)	As of April 2, 2024, all directors and executive officers as a group (16 persons) held 1,018,567 options that are vested or that vest within 60 days of April 2, 2024.

Shareholder Communications with the Board of Directors

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or to specified individual Directors to the attention of:

Doron Kerbel, General Counsel
Gilat Satellite Networks Ltd.
21 Yegia Kapayim Street
Kiryat Arye
Petah Tikva 4913020 Israel
Email: doronke@gilat.com

Our Corporate Secretary will deliver any shareholder communications to the specified individual Director, if so addressed, or otherwise to one of our Directors who can address the matter.

Shareholder Proposals for 2025 Annual General Meeting of Shareholders

          Under the ICL, shareholders who severally or jointly hold at least 1% of our outstanding voting rights are entitled to request that the Board of Directors include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting; provided, however, that if the matter requested to be added to the agenda is to appoint or remove a director, such request must be submitted by one or more shareholders holding at least 5% of the voting rights at a general meeting of shareholders. To be considered for inclusion in our proxy statement for our 2025 annual general meeting of shareholders pursuant to the ICL, shareholder proposals must be in writing and must be properly submitted to 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020 Israel, Attention: Corporate Secretary, and must otherwise comply with the requirements of the ICL. The written proposal must be received by Gilat not less than 90 calendar days prior to the first anniversary of the 2024 Annual General Meeting of Shareholders (i.e., no later than January 4, 2025); provided that if the date of the 2025 annual general meeting of shareholders is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the 2024 Annual General Meeting of Shareholders, for a proposal by a shareholder to be timely it must be so delivered not later than the 7th calendar day following the day on which we call and provide notice of the 2025 annual general meeting of shareholders.

We currently expect that the agenda for our annual general meeting of shareholders to be held in 2025 will include (1) the election (or reelection) of directors; (2) the approval of the appointment (or reappointment) of the Company’s auditors; and (3) presentation and discussion of the financial statements of the Company for the year ended December 31, 2024 and the auditors’ report for this period. In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the United States Securities Exchange Act of 1934, as amended); if any of such ordinary shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2025 annual general meeting of shareholders, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the ICL and any other applicable law to be provided to the company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the board of directors, a questionnaire and declaration, in form and substance reasonably requested by the company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the board of directors, and (ix) any other information reasonably requested by the company. We shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. The company may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2025 annual general meeting of shareholders in accordance with Rule 5C of Israel’s Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

Annex A

Annual Cash Bonus Plan for the Chief Executive Officer

I.	Annual Bonus Plan Years:

•	Fiscal years 2024, 2025 and 2026

II.	Eligibility Threshold for Annual Bonuses:

•
Achievement of 80% of the Company’s adjusted EBITDA target operating profit metric for the applicable fiscal year, as set by the Compensation Committee and the Board at the beginning of the applicable fiscal year.

III.	Annual Bonuses:

•	Maximum Bonus Per Fiscal Year:
o	Basic Bonus –six (6) months Base Salary.
o	Over-Achievement Bonus –four (4) months Base Salary.

•	Bonus Criteria: (i) Adjusted EBITDA and Booking targets (85%); and (ii) non-measurable quantitative performance targets (15%).